

Mail Stop 7010

February 7, 2008

Mr. John A. Kelly
Chief Financial Officer
Smith & Wesson Holding Corp.
2100 Roosevelt Avenue
Springfield, MA 01104

   RE: **Form 10-K for the fiscal year ended April 30, 2007**
      Forms 10-Q for the periods ended July 31, 2007 and October 31, 2007
      File No. 1-31552

Dear Mr. Kelly:

  We have limited our review to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2007

Note 22 – Commitments and Contingencies, page F-36

Litigation, page F-36

1. As of April 30, 2007 you have accrued reserves for product liability of $9 million, $2.9 million of which is classified as current. We also note the following:

    -   As noted on pages 48 and F-15, you provide reserves for potential product liability defense costs. We assume these defense costs are recorded in the product liability accrual. Tell us, and revise future filings to explain, whether you accrue for probable and estimable settlements in addition to defense costs.

    -   As noted on page F-36, the product liability accrual includes amounts for defense costs for asserted and unasserted claims. You believe that although it is uncertain whether the outcome of these claims will have a material adverse effect on your consolidated financial position, results of operations, or cash flows, you do not anticipate a material adverse judgment and intend to vigorously defend yourselves.

    -   In the years ended April 30, 2007, 2006 and 2005, you paid $65,798, $0, and $4,535, respectively, in defense and administrative costs relative to product liability and municipal litigation. In addition, you spent $25,000, $15,000, and $0, respectively, in those fiscal years in settlement fees relative to product liability cases.

    -   In fiscal 2007, 2006, and 2005, you recorded expense (income) of $159,052, $87,734, and ($2.9 million), respectively, to recognize changes in your product and municipal litigation liability. The income in fiscal 2005 was due to a reduction in reserves due to favorable outcomes in product and municipal cases, as well as to reflect the initiation of insurance coverage.

    Considering your conclusions on the potential for additional losses, the minimal periodic amounts spent and recorded, it is unclear to us why you have recorded $9 million in product liabilities, all of which you assume to be probable and estimable losses. Please advise.

2. We note that on page 48 and F-36, you state that the estimated range of reasonably possible additional losses is zero. However on page F-36, you also state that a range of reasonably possible losses *cannot be estimated*. Although we realize that any uncertainty may be related to semantics, please help us better understand your position. In this regard, we point out the difference between:

- Estimating the range of reasonably possible additional losses to be zero, meaning it is *not reasonably possible* that losses in excess of the amounts accrued could be material, or:
- Estimating that it is *reasonably possible that additional losses could be material*, but the range cannot be estimated.

Please note that the distinction may be considered significant, because the former view is that additional losses are remote and the latter is that they are reasonably possible. Please advise.

3. In order for us to better understand the impact of product liabilities on your company, please provide us with the following:

- A roll-forward of activity for the product liability accrual alone, for each year presented and the most recent interim period. Show the beginning balance, expenditures, adjustments and current additions to expense. Break out legal and administrative expense and settlement amounts by both type and period recorded. Provide a reasonable detailed narrative explaining the activity.
- An analysis of the April 30, 2007 and the accrual at the most recent interim period showing the components (legal, admin, settlements) and reconciling such amounts to the asserted and unasserted claims, and explaining why each amount is probable and estimable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant